Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

      The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited consolidated financial statements and the related notes included as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K to which this Operating and Financial Review and Prospects is attached, or the Form 6-K. The discussion below contains forward-looking statements (within the meaning of the United States federal securities laws) that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Forward-Looking Statements and Factors that May Affect Future Results of Operations”, below, as well in the “Risk Factors” in Item 3.D of our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission, or SEC, on February 24, 2022, or our 2021 Annual Report, as updated by the “Risk Factors” section below.

Overview of Business and Trend Information

We are a global leader in connected, polymer-based 3D printing solutions, across the entire manufacturing value chain. Leveraging distinct competitive advantages that include a broad set of best-in-class 3D printing platforms, software, a materials and technology partner ecosystem, innovative leadership, and global GTM infrastructure, we are positioned to capture share in a significant and growing global marketplace, with a focus on manufacturing, which we view as having the largest and fastest growing total addressable market.
Our approximately 1,700 granted and pending additive technology patents to date have been used to create models, prototypes, manufacturing tools, and production parts for a multitude of industries including aerospace, automotive, transportation, healthcare, consumer products, dental, medical, and education. Our products and comprehensive solutions improve product quality, development time, cost, and time-to-market. Our 3D ecosystem of solutions and expertise includes 3D printers, materials, software, expert services, and on-demand parts production.

A series of recent acquisitions and other transactions has strengthened our leadership in various facets of our business, and have added incremental growth engines to our platform. Our acquisition, in December 2020, of Origin Laboratories, Inc., or Origin, significantly strengthened our leadership in mass production for polymer 3D printing. Origin’s pioneering approach to additive manufacturing of end-use parts has enabled us to serve a large market with manufacturing-grade 3D printers, utilizing P3 Programmable PhotoPolymerization. Our acquisition, in the first quarter of 2021, of UK-based RP Support Ltd., or RPS, a provider of industrial stereolithography 3D printers and solutions, provided us with a complementary technology that further expanded our polymer suite of solutions across the product life cycle. Similarly, our acquisition, in November 2021, of all remaining shares of Xaar 3D Ltd. or Xaar, has begun to accelerate our growth in production-scale 3D printing. The recently completed transaction between our former subsidiary, MakerBot, a leader in desktop 3D printing, and Ultimaker, gave us a significant (approximately 46.5%) stake in a new entity that has a broad technology offering, a larger scale, and that is well-capitalized and is therefore better equipped to compete in the attractive desktop 3D printing segment. Our October 2022 acquisition of quality assurance software company Riven, a Berkeley, California-based start-up, enables us to fully integrate its cloud-based software solution into our GrabCAD® Additive Manufacturing Platform, thereby enabling more manufacturing customers to adopt Stratasys solutions for end-use parts production. Our announced acquisition of Covestro’s additive manufacturing business will give us the ability to accelerate innovative developments in 3D printing materials and to thereby further grow adoption of our newest technologies, including our Origin P3™, Neo® stereolithography, and H350™ printers, with which Covestro’s resins can be used.

Business Performance in Macro-Economic Environment

      Our current outlook, as well as our results of operations for the three and nine month periods ended September 30, 2022, should be evaluated in light of current global macroeconomic conditions, including challenging trends that have arisen in the post-COVID-19 period. Our revenues in the first nine months of 2022 evidenced a significant improvement over the corresponding period in 2021, during which our recovery from the COVID-19 pandemic was ongoing, but incomplete. Our revenues during the nine-month period ended September 30, 2022 grew by 11.8% on a year-over-year basis, compared to the nine months ended September 30, 2021, when the COVID-19 pandemic was still adversely impacting our revenues. Our improved performance in the nine months ended September 30, 2022, was primarily driven by a 23.2% increase in systems revenues, a 5.8% increase in consumables revenues, and a 7.5% increase in services revenues (in each case, compared to the corresponding period of 2021). Our revenues in the first nine months of 2022 surpassed pre-COVID-19 levels (an improvement of 3.4% compared to the first nine months of 2019), signaling that we have achieved full recovery from the pandemic with respect to our top-line results.

In the first nine months of 2022, we worked at full-capacity on a global basis, with a high percentage of our employees throughout the world having received vaccines against COVID-19 over the course of the previous year.
We continue to closely monitor macro-economic conditions, including supply chain problems, inflation and other trends that have been impacting economic activity on a global scale in the aftermath of the COVID-19 pandemic, and which may also adversely affect us. We have been assessing, on an ongoing basis, the implications of those global conditions for our operations, supply chain, liquidity, cash flow and customer orders, and have been acting in an effort to mitigate adverse consequences as needed. We estimate that those conditions have impacted us most notably by limiting our ability to increase our gross margins and our operating margins more significantly in the short-term, given the increased cost of goods and operating expenses associated with global supply chain problems and inflation. Assuming that those logistical issues and inflationary pressures ease, and the global economy remains relatively stable, we expect that those margins will improve, as we execute on our growth plans. That improvement is also contingent on the global economy remaining open generally, as it was during the first nine months of 2022, during which the COVID-19 pandemic itself no longer had an adverse impact on our results of operations.

Specific developments that may potentially impact our operating performance in an adverse manner include:
  further actions taken by central banks in Europe and the U.S. to increase interest rates as a means to slow down inflation, which may worsen credit/financing conditions for our customers who purchase our products;
  potential contraction of economic activities and recessionary conditions that could arise as a result of interest rate increases and a decrease in consumer demand;
  any further government-mandated shutdowns in China due to COVID-19 outbreaks, which could slow down our supply chain; and
  the continued depreciated value of the Euro relative to the U.S. dollar, which has been having and may continue to have an adverse impact on the U.S.- denominated value of our European-derived revenues for purposes of our financial statements.
We cannot provide any assurances as to the extent of our resilience to the adverse impact of these specific developments in future periods.
We ended the third quarter of 2022 with $348.7 million in cash, cash equivalents and short-term deposits. We believe that we are well suited to continue to manage the current global macro-economic climate with a strong balance sheet and no debt, while focusing on cost controls and cash generation. We have continued to selectively apply certain research and development cost controls, which we began doing at the start of the COVID-19 pandemic, while ensuring that our NPI programs are well-funded, and we plan to continue investing as needed in order to support our new product development programs.

Summary of Financial Results

Our unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. In the opinion of our management, all adjustments considered necessary for a fair statement of the unaudited condensed consolidated financial statements have been included herein and are of a normal recurring nature. The following discussion compares the actual results, on a GAAP basis, for the three and nine months ended September 30, 2022 with the corresponding periods of 2021.

Results of Operations

Comparison of Three Months Ended September 30, 2022 to Three Months Ended September 30, 2021

The following table sets forth certain statement of operations data for the periods indicated:

	Three Months Ended September 30,
	2022		2021
	U.S. $ in thousands	% of Revenues	U.S. $ in thousands	% of Revenues
Revenues	$162,192	100.0%	$159,009	100.0%
Cost of revenues	91,443	56.4%	90,821	57.1%
Gross profit	70,749	43.6%	68,188	42.9%
Research and development, net	23,145	14.3%	22,645	14.2%
Selling, general and administrative	63,230	39.0%	67,462	42.4%
Operating loss	(15,626)	(9.6)%	(21,919)	(13.8)%
Gain from deconsolidation of subsidiary	39,136	24.1%	-	0.0%
Financial income (expenses), net	452	0.3%	(634)	(0.4)%
Income (loss) before income taxes	23,962	14.8%	(22,553)	(14.2)%
Income tax (benefit) expense	3,298	2.0%	(699)	(0.4)%
Share in losses of associated companies	(1,915)	(1.2)%	3,778	2.4%
Net income (loss)	18,749	11.6%	(18,076)	(11.4)%

Discussion of Results of Operations

Revenues

Our products and services revenues in the three months ended September 30, 2022 and 2021, as well as the percentage change reflected thereby, were as follows:

	Three Months Ended September 30,
	2022	2021	% Change
	U.S. $ in thousands
Products	$112,133	$108,888	3.0%
Services	50,059	50,121	(0.1)%
Total Revenues	$162,192	$159,009	2.0%

Products Revenues

Revenues derived from products (including systems and consumable materials) increased by $3.2 million, or 3.0%, for the three months ended September 30, 2022, as compared to the three months ended September 30, 2021. Revenues derived from products excluding divestitures grew on a constant currency basis by 10.5%, as compared to the three months ended September 30, 2021.

Revenues derived from systems increased by $4.0 million, or 7.7%, for the three months ended September 30, 2022, as compared to the three months ended September 30, 2021. Systems revenues reflected the highest third  quarter total in six years, strengthened by the continued ramp-up of sales of the Origin One. Revenues derived from systems excluding divestitures grew on a constant currency basis by 18.9%, as compared to the three months ended September 30, 2021.
Revenues derived from consumables decreased by $0.8 million, or 1.4%, for the three months ended September 30, 2022, as compared to the three months ended September 30, 2021. Revenues derived from consumables excluding divestitures grew on a constant currency basis by 3.4%, as compared to the three months ended September 30, 2021.

Services Revenues

     Services revenues (including SDM, maintenance contracts, time and materials and other services) decreased by $0.1 million for the three months ended September 30, 2022, or 0.1%, as compared to the three months ended September 30, 2021. Revenues derived from services excluding divestitures grew on a constant currency basis by 2.1%, as compared to the three months ended September 30, 2021.Within services revenues, customer support revenue, which includes revenue generated mainly by maintenance contracts on our systems, increased by 4.7%.

Revenues by Region

Revenues and the percentage of revenues by region for the three months ended September 30, 2022 and 2021, as well as the percentage change in revenues in each such region reflected thereby, were as follows:

	Three Months Ended September 30,
	2022		2021		% Change
	U.S.$ in thousands	% of Revenues	U.S.$ in thousands	% of Revenues
Americas*	$107,453	66.3%	$103,572	65.2%	3.7%
EMEA	31,460	19.4%	34,061	21.4%	(7.6)%
Asia Pacific	23,279	14.3%	21,376	13.4%	8.9%
	$162,192	100.0%	$159,009	100.0%	2.0%

* Represent the United States, Canada and Latin America

Revenues in the Americas region increased by $3.9 million, or 3.7%, to $107.5 million for the three months ended September 30, 2022, compared to $103.6 million for the three months ended September 30, 2021. The increase was in all revenue streams.

Revenues in the EMEA region decreased by $2.6 million, or 7.6%, to $31.5 million for the three months ended September 30, 2022, compared to $34.1 million for the three months ended September 30, 2021. On a constant currency basis, when using the prior year period’s exchange rates, revenues increased by $1.9 million, or 5.6%.

Revenues in the Asia Pacific region increased by $1.9 million, or 8.9%, to $23.3 million for the three months ended September 30, 2022, compared to $21.4 million for the three months ended September 30, 2021. The increase was primarily driven by higher systems revenues. On a constant currency basis, when using the prior year period’s exchange rates, revenues increased by $3.6 million, or 16.6%.

Gross Profit

Gross profit from our products and services, as well as the percentage change reflected thereby, was as follows:

	Three Months Ended September 30,
	2022	2021
	U.S. $ in thousands		Change in %
Gross profit attributable to:
Products	$56,217	$54,068	4.0%
Services	14,532	14,120	2.9%
	$70,749	$68,188	3.8%

Gross profit as a percentage of revenues from our products and services was as follows:

	Three Months Ended September 30,
	2022	2021
Gross profit as a percentage of revenues from:
Products	50.1%	49.7%
Services	29.0%	28.2%
Total gross profit	43.6%	42.9%

Gross profit attributable to products revenues increased by $2.1 million, or 4.0%, to $56.2 million for the three months ended September 30, 2022, compared to gross profit of $54.1 million for the three months ended September 30, 2021. Gross profit attributable to products revenues as a percentage of products revenues increased to 50.1% for the three months ended September 30, 2022, compared to 49.7% for the three months ended September 30, 2021.

Gross profit attributable to services revenues increased by $0.4 million, or 2.9%, to $14.5 million for the three months ended September 30, 2022, compared to $14.1 million for the three months ended September 30, 2021. Gross profit attributable to services revenues as a percentage of services revenues in the three months ended September 30, 2022 increased to 29.0%, as compared to 28.2% for the three months ended September 30, 2021.

Gross margin benefited from operational efficiencies and the divestment of MakerBot, during the third quarter of 2022 compared to the third quarter of 2021.

Operating Expenses

The amount of each type of operating expense for the three months ended September 30, 2022 and 2021, as well as the percentage change reflected thereby, and total operating expenses as a percentage of our total revenues in each such quarter, were as follows:

	Three Months Ended September 30,
	2022	2021	% Change
	U.S. $ in thousands

Research and development, net	$23,145	$22,645	2.2%
Selling, general and administrative	63,230	67,462	(6.3)%
	86,375	90,107	(4.1)%

        Operating expenses were $86.4 million in the third quarter of 2022, compared to operating expenses of $90.1 million in the third quarter of 2021. The decrease in operating expenses and the decrease in operating expenses as a percentage of our revenues - from 56.7% to 53.3% - reflected our improved operating efficiencies.

Research and development expenses, net increased by $0.5 million, or 2.2%, to $23.1 million for the three months ended September 30, 2022, compared to $22.6 million for the three months ended September 30, 2021. The amount of research and development expenses constituted 14.3% of our revenues for the three months ended September 30, 2022, as compared to 14.2% for the three months ended September 30, 2021.

Our research and development expenses were impacted by the timing of project spending and product launches, based on our portfolio management. We continue to invest in strategic long-term initiatives that include advancements in our core FDM and PolyJet technologies and in our new powder-based and photopolymer-based, SAF and P3 technologies, advanced composite materials, software and development of new applications which will enhance our current solutions offerings.

Selling, general and administrative expenses decreased by $4.2 million, or 6.3%, to $63.2 million for the three months ended September 30, 2022, compared to $67.5 million for the three months ended September 30, 2021.The decrease in these expenses reflected the trend of [improved operating efficiencies that we have been implementing in our operations since the onset of the COVID-19 pandemic in 2020]. The amount of selling, general and administrative expenses constituted 39.0% of our revenues for the three months ended September 30, 2022, as compared to 42.4% for the three months ended September 30, 2021.

Operating Loss

Operating loss and operating loss as a percentage of our total revenues were as follows:

	Three Months Ended September 30,
	2022	2021
	U.S. $ in thousands

Operating loss	$(15,626)	$(21,919)

Percentage of revenues	(9.6)%	(13.8)%

Operating loss amounted to $15.6 million for the three months ended September 30, 2022, compared to an operating loss of $21.9 million for the three months ended September 30, 2021. Our operating loss decreased both on an absolute basis and as a percentage of our revenues in the third quarter of 2022 compared to the third quarter of 2021, reflecting our improved operating efficiencies and business scalability, which resulted in modest gross margin growth and lower operating expenses.

 Gain From Deconsolidation Of Subsidiary

       On August 31, 2022, we completed the previously-announced merger of our subsidiary MakerBot with Ultimaker, into a new company that had been created under the name Ultimaker. The transaction was accounted for as an equity method investment, and, accordingly, we recorded an investment of $105.6 million, and a net gain from deconsolidation of MakerBot of $39.1 million.

Financial Income (Expenses), net

      Financial income, net, which was primarily comprised of foreign currencies effects, interest income and interest expenses, was $0.5 million for the three months ended September 30, 2022, compared to $0.6 million of financial expenses, net for the three months ended September 30, 2021.

Income Taxes

Income tax (benefit) expense and income tax (benefit) expense as a percentage of net income (loss) before taxes, as well as the percentage change in each, year over year, reflected thereby, were as follows:

	Three Months Ended September 30,
	2022	2021
	U.S. $ in thousands		Change in %

Income tax (benefit) expense	$3,298	$(699)	(571.8)%

As a percent of income (loss) before income taxes	13.8%	(3.1)%	344.1%

We had an effective tax rate of 13.8% for the three-month period ended September 30, 2022, compared to an effective tax rate of (-3.1)% for the three-month period ended September 30, 2021. Our effective tax rate in the third quarters of each of 2022 and 2021 was primarily impacted by the geographic mix of foreign taxable earnings and losses, as well as changes in our valuation allowance.

Share in Profit (Loss) of Associated Companies

Share in profit (loss) of associated companies reflects our proportionate share of the profits of unconsolidated entities accounted for by using the equity method of accounting. During the three months ended September 30, 2022, the loss from our proportionate estimated share of the losses of our equity method investments was $1.9 million, compared to a profit of $3.8 million in the three months ended September 30, 2021. The foregoing losses was attributable to our equity investment in the new merged entity Ultimaker and MakerBot following the deconsolidation, in the third quarter of 2022, of MakerBot which was previously held as a subsidiary of Stratasys.

Net Income (Loss) and Net Income (Loss) Per Share

Net income (loss), and net income (loss) per share were as follows:

	Three Months Ended September 30,
	2022	2021
	U.S. $ in thousands

Net income (loss)	$18,749	$(18,076)

Percentage of revenues	11.6%	(11.4)%

Basic and diluted income (loss) per share	$0.28	$(0.28)

Net income was $18.7 million for the three months ended September 30, 2022 compared to net loss of $18.1 million for the three months ended September 30, 2021. The income is primarily attributable to the gain from deconsolidation of MakerBot.

      Net income per share was $0.28 for the three months ended September 30, 2022 as compared to net loss per share of $0.28 for the three months ended September 30, 2021. The weighted average fully diluted share count was 67.0 million during the three months ended September 30, 2022, compared to 65.0 million during the three months ended September 30, 2021.

Results of Operations

Comparison of Nine Months Ended September 30, 2022 to Nine Months Ended September 30, 2021

The following table sets forth certain statement of operations data for the periods indicated:

	Nine Months Ended September 30,
	2022		2021
	U.S. $ in thousands	% of Revenues	U.S. $ in thousands	% of Revenues
Revenues	$492,224	100.0%	$440,203	100.0%
Cost of revenues	284,405	57.8%	253,168	57.5%
Gross profit	207,819	42.2%	187,035	42.5%
Research and development, net	71,489	14.5%	65,683	14.9%
Selling, general and administrative	195,085	39.6%	184,353	41.9%
Operating loss	(58,755)	(11.9)%	(63,001)	(14.3)%
Gain from deconsolidation of subsidiary	39,136	8.0%	-	0.0%
Financial expenses, net	(2,080)	(0.4)%	(1,383)	(0.3)%
Loss before income taxes	(21,699)	(4.4)%	(64,384)	(14.6)%
Income tax expense	2,796	0.6%	6,009	1.4%
Share in profit (loss) of associated companies	(2,089)	(0.4)%	1,229	0.3%
Net loss	(26,584)	(5.4)%	(57,146)	(13.0)%

Discussion of Results of Operations

Revenues

Our products and services revenues in the nine months ended September 30, 2022 and 2021, as well as the percentage change reflected thereby, were as follows:

	Nine Months Ended September 30,
	2022	2021	% Change
	U.S. $ in thousands
Products	$340,927	$299,517	13.8%
Services	151,297	140,686	7.5%
Total Revenues	$492,224	$440,203	11.8%

Products Revenues

Revenues derived from products (including AM systems and consumable materials) increased by $41.4 million, or 13.8%, for the nine months ended September 30, 2022, as compared to the nine months ended September 30, 2021.

Revenues derived from systems increased by $32.0 million, or 23.2% for the nine months ended September 30, 2022 as compared to the nine months ended September 30, 2021. The increase in systems revenues reflected a strong nine-month period ended September 30, 2022, which was strengthened by the launch of the Origin One 3D printer in mid-February 2022, and the first full quarter of H350 sales in the second quarter of 2022.

Revenues derived from consumables increased by $9.4 million, or 5.8%, for the nine months ended September 30, 2022, as compared to the nine months ended September 30, 2021. The increase in consumables reflects the impact of strong systems sales throughout 2021 and their initial flow-through to consumables as initial materials began to be replenished in the first nine months of 2022.

Services Revenues

Services revenues (including SDM, maintenance contracts, time and materials and other services) increased by $10.6 million for the nine months ended September 30, 2022, or 7.5%, as compared to the nine months ended September 30, 2021. Within services revenues, customer support revenue, which includes revenue generated mainly by maintenance contracts on our systems, increased by 7.9%.

Revenues by Region

Revenues and the percentage of revenues by region for the nine months ended September  30, 2022 and 2021, as well as the percentage change in revenues in each such region reflected thereby, were as follows:

	Nine Months Ended September 30,
	2022		2021		% Change
	U.S.$ in thousands	% of Revenues	U.S.$ in thousands	% of Revenues
Americas*	$313,245	63.6%	$278,634	63.3%	12.4%
EMEA	106,727	21.7%	95,502	21.7%	11.8%
Asia Pacific	72,252	14.7%	66,067	15.0%	9.4%
	$492,224	100.0%	$440,203	100.0%	11.8%

* Consists of United States, Canada and Latin America

Revenues in the Americas region increased by $34.6 million, or 12.4%, to $313.2 million for the nine months ended September 30, 2022, compared to $278.6 million for the nine months ended September 30, 2021. The increase was in all revenue streams.

Revenues in the EMEA region increased by $11.2 million, or 11.8%, to $106.7 million for the nine months ended September 30, 2022, compared to $95.5 million for the nine months ended September 30, 2021. The increase was primarily driven by higher products revenues.

Revenues in the Asia Pacific region increased by $6.2 million, or 9.4%, to $72.3 million for the nine months ended September 30, 2022, compared to $66.1 million for the nine months ended September 30, 2021. The increase was primarily driven by higher systems revenues.

Gross Profit

Gross profit from our products and services, as well as the percentage change reflected thereby, were as follows:

	Nine Months Ended September 30,
	2022	2021
	U.S. $ in thousands		Change in %
Gross profit attributable to:
Products	$164,506	$148,046	11.1%
Services	43,313	38,989	11.1%
	$207,819	$187,035	11.1%

Gross profit as a percentage of revenues from our products and services was as follows:

	Nine Months Ended September 30,
	2022	2021
Gross profit as a percentage of revenues from:
Products	48.3%	49.4%
Services	28.6%	27.7%
Total gross profit	42.2%	42.5%

Gross profit attributable to products revenues increased by $16.5 million, or 11.1%, to $164.5 million for the nine months ended September 30, 2022, compared to gross profit of $148.0 million for the nine months ended September 30, 2021. Gross profit attributable to products revenues as a percentage of products revenues decreased to 48.3% for the nine months ended September 30, 2022, compared to 49.4% for the nine months ended September 30, 2021.

Gross profit attributable to services revenues increased by $4.3 million, or 11.1%, to $43.3 million for the nine months ended September 30, 2022, compared to $39.0 million for the nine months ended September 30, 2021. Gross profit attributable to services revenues as a percentage of services revenues in the nine months ended September 30, 2022 increased to 28.6%, as compared to 27.7% for the nine months ended September 30, 2021.

The above gross profit results were impacted by growth in logistics and materials costs, reflecting global inflationary trends, offset by our increased revenues from systems and consumables, along with operational efficiencies and the divestment of MakerBot, during the first nine months of 2022 compared to the first nine months of 2021.

Operating Expenses

The amount of each type of operating expense for the nine months ended September 30, 2022 and 2021, as well as the percentage change reflected thereby, and total operating expenses as a percentage of our total revenues in each such period, were as follows:

	Nine Months Ended September 30,
	2022	2021	% Change
	U.S. $ in thousands

Research and development, net	$71,489	$65,683	8.8%
Selling, general and administrative	195,085	184,353	5.8%
	$266,574	$250,036	6.6%

Percentage of revenues	54.2%	56.8%

  Operating expenses were $266.6 million in the nine months ended September 30, 2022, compared to operating expenses of $250.0 million in the nine months ended September 30, 2021. The increase in operating expenses was driven primarily by the impact of the addition of the operating expenses of three recently-acquired companies— Xaar, Origin, and RPS— to our consolidated results of operations, as well as higher commissions based on our increased revenues.

Research and development expenses, net increased by $5.8 million, or 8.8%, to $71.5 million for the nine months ended September 30, 2022, compared to $65.7 million for the nine months ended September 30, 2021. The amount of research and development expenses constituted 14.5% of our revenues for the nine months ended September 30, 2022, as compared to 14.9% for the nine months ended September 30, 2021.

Our research and development expenses were impacted by the timing of project spending and product launches, based on our management of our product portfolio. We continue to invest in strategic long-term initiatives that include advancements in our core FDM and PolyJet technologies and in our new powder-based and photopolymer-based, SAF and P3 technologies, advanced composite materials, software and development of new applications which will enhance our current solutions offerings.

Selling, general and administrative expenses increased by $10.7 million, or 5.8%, to $195.1 million for the nine months ended September 30, 2022, compared to $184.4 million for the nine months ended September 30, 2021. The increase in these expenses reflected the trend of increased operating activity which began in 2021 and carried over with even greater strength into the first nine months of 2022. The amount of selling, general and administrative expenses constituted 39.6% of our revenues for the nine months ended September 30, 2022, as compared to 41.9% for the nine months ended September 30, 2021.

The decrease in each category of operating expenses as a percentage of our revenues in the first nine months of 2022 compared to the first nine months of 2021 reflects our improved operational efficiencies.

Operating Loss

Operating loss and operating loss as a percentage of our total revenues were as follows:

	Nine Months Ended September 30,
	2022	2021
	U.S. $ in thousands

Operating loss	$(58,755)	$(63,001)

Percentage of revenues	(11.9)%	(14.3)%

Operating loss amounted to $58.8 million for the nine months ended September 30, 2022, compared to an operating loss of $63.0 million for the nine months ended September 30, 2021, reflecting both a decrease in our absolute operating loss, and a decrease in our operating loss as a percentage of our revenues in the first nine months of 2022 compared to the first nine months of 2021.

Gain From Deconsolidation Of Subsidiary

On August 31, 2022, we completed the previously-announced merger of our subsidiary MakerBot with Ultimaker, into a new company that had been created under the name Ultimaker. The transaction was accounted for as an equity method investment, and, accordingly, we recorded an investment of $105.6 million, and a net gain from deconsolidation of MakerBot of $39.1 million.

Financial Expenses, net

Financial expenses, net, which were primarily comprised of foreign currencies effects, interest income and interest expenses, were $2.1 million for the nine months ended September 30, 2022 and $1.4 million for the nine months ended September 30, 2021.

Income Taxes

Income tax expense and income tax expense as a percentage of net loss before taxes, as well as the percentage change in each, year over year, reflected thereby, were as follows:

	Nine Months Ended September 30,
	2022	2021
	U.S. $ in thousands		Change in %

Income tax expense	$2,796	$6,009	(53.5)%

As a percent of loss before income taxes	(12.9)%	(9.3)%	38.1%

We had an effective tax rate of (-12.9)% for the nine-month period ended September 30, 2022, compared to an effective tax rate of (-9.3)% for the nine-month period ended September 30, 2021. Our effective tax rate in the nine months ended September 30, 2022 was primarily impacted by the geographic mix of foreign taxable earnings and losses, as well as changes in our valuation allowance.

Share in profit (Loss) of Associated Companies

Share in profit (loss) of associated companies reflects our proportionate share of the profits of unconsolidated entities accounted for by using the equity method of accounting. During the nine months ended September 30, 2022, the loss from our proportionate estimated share of the losses of our equity method investments was $2.1 million, compared to a profit of $1.2 million in the nine months ended September 30, 2021. The foregoing losses was attributable to our equity investment in the new merged entity Ultimaker and MakerBot following the deconsolidation, in the first nine months of 2022, of MakerBot which was previously held as a subsidiary of Stratasys.

Net Loss and Net Loss Per Share

Net loss, and net loss per share were as follows:

	Nine Months Ended September 30,
	2022	2021
	U.S. $ in thousands

Net loss	$(26,584)	$(57,146)

Percentage of revenues	(5.4)%	(13.0)%

Basic and diluted net loss per share	$(0.40)	$(0.91)

Net loss for the first nine months ended September 30, 2022 was $26.6 million, compared to a net loss of $57.1 million for the nine months ended September 30, 2021, reflecting a decrease in our net loss, and a decrease in our net loss as a percentage of our revenues in the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021. The decrease is primarily attributable to the gain from the deconsolidation of MakerBot.

Net loss per share was $0.40 and $0.91 for the nine months ended September 30, 2022 and 2021, respectively. The weighted average fully diluted share count was 66.4 million for the nine months ended September 30, 2022, compared to 62.9 million for the nine months ended September 30, 2021.

Supplemental Operating Results on a Non-GAAP Basis

        The following non-GAAP data, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (i) on an ongoing basis after excluding mergers, acquisitions and divestments related expense or gains and restructuring-related charges or gains, legal provisions and (ii) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets and goodwill, revaluation of our investments and the corresponding tax effect of those items.

The items adjusted in our non-GAAP results either do not reflect actual cash outlays that impact our liquidity and our financial condition, or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to allow investors to better understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in the table below.

Reconciliation of GAAP to Non-GAAP Results of Operations

The following tables present the GAAP measures, the corresponding non-GAAP amounts and the related non-GAAP adjustments for the applicable periods:

		Three Months Ended September 30,
		2022	Non-GAAP	2022	2021	Non-GAAP	2021
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$70,749	$7,990	$78,739	$68,188	$8,507	$76,695
	Operating income (loss) (1,2)	(15,626)	20,149	4,523	(21,919)	23,739	1,820
	Net income (loss) (1,2,3)	18,749	(15,423)	3,326	(18,076)	18,592	516
	Net income (loss) per diluted share (4)	$0.28	$(0.23)	$0.05	$(0.28)	$0.29	$0.01

(1)	Acquired intangible assets amortization expense		6,941			5,495
	Non-cash stock-based compensation expense		1,061			804
	Restructuring and other related costs		(12)			67
	Impairment charges		-			2,141
			7,990			8,507

(2)	Acquired intangible assets amortization expense		2,138			2,205
	Non-cash stock-based compensation expense		6,330			7,154
	Impairment of long-lived assets		-			1,242
	Restructuring and other related costs		1,309			210
	Revaluation of investments		901			2,025
	Contingent consideration		394			197
	Other expenses		1,087			2,199
			12,159			15,232
			20,149			23,739

(3)	Corresponding tax effect		2,993			(376)
	Equity method related amortization, divestments and impairments		571			(4,771)
	Gain from deconsolidation of subsidiary		(39,136)			-
			$(15,423)			$18,592

(4)	Weighted average number of ordinary shares outstanding- Diluted	67,038		67,038	65,018		65,950

		Nine Months Ended September 30,
		2022	Non-GAAP	2022	2021	Non-GAAP	2021
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$207,819	$27,593	$235,412	$187,035	$22,192	$209,227
	Operating income (loss) (1,2)	(58,755)	67,235	8,480	(63,001)	59,657	(3,344)
	Net income (loss) (1,2,3)	(26,584)	32,295	5,711	(57,146)	52,284	(4,862)
	Net income (loss) per diluted share (4)	$(0.40)	$0.49	$0.09	$(0.91)	$0.83	$(0.08)

(1)	Acquired intangible assets amortization expense		20,861			16,368
	Non-cash stock-based compensation expense		3,041			2,226
	Restructuring and other related costs		(174)			1,457
	Impairment charges		3,865			2,141
			27,593			22,192

(2)	Acquired intangible assets amortization expense		6,581			6,598
	Non-cash stock-based compensation expense		21,714			20,914
	Impairment of long-lived assets		-			2,664
	Restructuring and other related costs		1,864			2,370
	Revaluation of investments		3,217			556
	Contingent consideration		1,197			590
	Other expenses		5,069			3,773
			39,642			37,465
			67,235			59,657

(3)	Corresponding tax effect		3,219			(2,770)
	Equity method related amortization, divestments and impairments		571			(4,603)
	Finance expenses		406			-
	Gain from deconsolidation of subsidiary		(39,136)			-
			$32,295			$52,284

(4)	Weighted average number of ordinary shares outstanding- Diluted	66,356		67,007	62,888		62,888

Liquidity and Capital Resources

A summary of our statements of cash flows is as follows:

	Nine Months Ended September 30,
	2022	2021
	U.S $ in thousands
Net loss	$(26,584)	$(57,146)
Depreciation and amortization	44,451	41,412
Impairment of other long-lived assets	3,865	1,944
Stock-based compensation	24,755	23,140
Foreign currency transactions loss	13,978	4,210
Gain from deconsolidation of subsidiary	(39,136)	-
Other non-cash item, net	6,132	(309)
Change in working capital and other items	(84,750)	18,145
Net cash provided by (used in) operating activities	(57,289)	31,396
Net cash provided by (used in) investing activities	(23,987)	(191,166)
Net cash provided by (used in) by financing activities	(1,407)	222,955
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(9,787)	(2,413)
Net change in cash, cash equivalents and restricted cash	(92,470)	60,772
Cash, cash equivalents and restricted cash, beginning of period	243,293	272,216
Cash, cash equivalents and restricted cash, end of period	150,823	332,988

Our cash, cash equivalents and restricted cash balance decreased to $155.0 million as of September 30, 2022 from $243.3 million as of December 31, 2021. The decrease in cash, cash equivalents and restricted cash in the nine months ended September 30, 2022 was primarily $57.3 million of cash used in operating activities and $24.0 million of cash used in investing activities.

Cash used in operating activities

We used $57.3 million of cash in operating activities during the nine months ended September 30, 2022. That cash use reflected our $26.6 million net loss, as reduced to eliminate non-cash charges included in net loss, such as $44.5 million of depreciation and amortization, $24.8 million of share-based compensation expenses, and gain from deconsolidation of subsidiary of $39.1 million. Changes in our working capital balances, which adjustments had an unfavorable net impact of $84.8 million on our cash flows, which changes were mainly driven by increased inventory purchases.

Cash used in investing activities

We used $24.0 million of cash in our investing activities during the nine months ended September 30, 2022. The net cash use during the nine months ended September 30, 2022, mostly reflects $67.3 million used investments in unconsolidated entities, and $11.8 million that we invested for the purchase of property and equipment, partly offset by net proceeds that we withdrew from short-term bank deposits.

Cash used in financing activities

We used $1.4 million of cash in financing activities during the nine months ended September 30, 2022. These financing activities were mostly related to contingent consideration that we paid for acquisitions, in an aggregate amount of $1.4 million.

Capital resources and capital expenditures

Our total current assets amounted to $694.4 million as of September 30, 2022, of which $348.7 million consisted of cash, cash equivalents, short-term deposits and restricted cash. Total current liabilities amounted to $213.7 million. Most of our cash and cash equivalents and short-term deposits are held in banks in Israel and in the U.S.

The credit risk related to our accounts receivable is limited due to the relatively large number of customers and their wide geographic distribution. In addition, we seek to reduce the credit exposure related to our accounts receivable by imposing credit limits, conducting ongoing credit evaluation, and by implementing account monitoring procedures, as well as credit insurance for many of our customers.
We believe that we will have adequate cash and cash equivalents to fund our ongoing operations and that these sources of liquidity will be sufficient to satisfy our capital expenditure and working capital needs for the next twelve months.

Critical Accounting Estimates

We have prepared our consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America. This has required us to make estimates, judgments and assumptions that affected the amounts we reported. Actual results may differ from those estimates. To better understand our business activities and those accounting policies that are important to the presentation of our financial condition and results of operations and that require management's subjective judgements, please see our 2021 Annual Report. We base our judgements on our experience and various assumptions that we believe to be reasonable under the circumstances.

Forward-Looking Statements and Factors That May Affect Future Results of Operations

Certain information included in or incorporated by reference into the Report of Foreign Private Issuer on Form 6-K to which this Operating and Financial Review is appended, or the Form 6-K, may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. You can generally identify forward-looking statements as statements containing the words “may,” “will,” “could,” “should,” “expect,” “anticipate,” “intend,” “estimate,” “believe,” “project,” “plan,” “assume” or other similar expressions, or negatives of those expressions, although not all forward-looking statements contain these identifying words.

These forward-looking statements may include, but are not limited to, statements regarding our future strategy, future operations, projected financial position, proposed products, estimated future revenues, projected costs, future prospects, the future of our industry and results that might be obtained by pursuing management’s current plans and objectives.

You should not place undue reliance on our forward-looking statements because the matters they describe are subject to certain risks, uncertainties and assumptions that are difficult to predict. Our forward-looking statements are based on the information currently available to us and speak only as of the date of the Form 6-K. Over time, our actual results, performance or achievements may differ from those expressed or implied by our forward-looking statements, and such difference might be significant and materially adverse to our shareholders. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

•

the extent of our success at introducing new or improved products and solutions that gain market share;

•

the extent of growth of the 3D printing market generally;

•

changes in our overall strategy, including as related to any restructuring activities and our capital expenditures;

•

the impact of shifts in prices or margins of the products that we sell or services we provide;

•

the impact of competition and new technologies;

•

impairments of goodwill or other intangible assets in respect of companies that we acquire;

•

the extent of our success at efficiently and successfully integrating the operations of various companies that we have acquired or may acquire;

•

the degree of our success at locating and acquiring additional value-enhancing, inorganic technology that furthers our business plan to lead in the realm of polymers;

  the adverse impact that recent global interruptions and delays involving freight carriers and other third parties have been and may continue to have on our supply chain and distribution network, and, consequently, our ability to successfully sell both our existing and newly-launched 3D printing products;
  the adverse effects that inflation, and actions taken to reduce inflation, such as increased interest rates, are having or may have on the macro-economic environment, and the degree of our resilience (and that of our customers and suppliers) to those effects, which may have significant consequences for our operations, financial position and cash flows;
  global market, political and economic conditions, and in the countries in which we operate in particular;

•

government regulations and approvals;

•

litigation and regulatory proceedings;

•

infringement of our intellectual property rights by others (including for replication and sale of consumables for use in our systems), or infringement of others’ intellectual property rights by us;

  potential cyber attacks against, or other breaches to, our information technologies systems;

•  the extent of our success at maintaining our liquidity and financing our operations and capital needs;

•

impact of tax regulations on our results of operations and financial conditions;

  the remaining duration and severity of the global COVID-19 pandemic; and

•

those factors referred to in Item 3.D, “Key Information - Risk Factors”, Item 4, “Information on the Company”, and Item 5, “Operating and Financial Review and Prospects” in our 2021 Annual Report, as supplemented herein, as well as in other portions of the 2021 Annual Report Readers are urged to carefully review and consider the various disclosures made throughout the Form 6-K, our 2021 Annual Report, and in our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Reference is made to Item 11, “Quantitative and Qualitative Disclosures About Market Risk” in our 2021 Annual Report.

LEGAL PROCEEDINGS

We are subject to various litigation and other legal proceedings from time to time. For a discussion of our litigation status, see Note 12-“Contingencies” in the notes to our unaudited condensed consolidated interim financial statements attached as Exhibit 99.1 to the Form 6-K.

RISK FACTORS

Adverse macro-economic trends such as inflation and supply chain problems have been adversely affecting, and may continue to adversely affect, potentially in a more material manner (including due to measures taken to reduce their impact),  our business, results of operations and financial condition.
Certain global macro-economic trends that were triggered, in large part, by the COVID-19 pandemic and the world’s reaction to it, have been adversely impacting the global economic environment in the post-pandemic period. Supply chain delays, initially caused by closures during the pandemic, and rising shipping costs, which have been exacerbated by the ongoing Russian invasion of the Ukraine, have contributed towards inflationary pressures on many goods and commodities globally. The infusion of money into circulation as part of a “loose” monetary policy to encourage consumer spending, along with historically low interest rates for an extended period of time, which were designed to ease economic conditions during the pandemic, further triggered upwards pressure on prices of goods and services. The high rates of inflation globally have caused governments and central banks to act to curb inflation, including by raising interest rates, which may potentially stifle economic activity and cause a recession, whether in individual countries or regions, or globally.
We cannot predict what impact these current or prospective macro-economic trends may have on our target markets and our expected results of operations. For example, rising interest rates which are meant to slow down inflation may worsen credit/financing conditions for our customers and adversely impact their ability to purchase our products.
In light of these uncertainties, we continue to monitor the cost-control measures that we first implemented in February 2020, when the COVID-19 pandemic began, some of which we have maintained in place since that time.
While we believe that we are well-positioned to withstand the current adverse macro-economic trends, given our balance sheet (primarily due to our cash reserves and lack of debt) and our emphasis on operational efficiencies and execution, we continue to monitor the situation, assessing further implications for our operations, supply chain, liquidity, cash flow and customer orders, in an effort to mitigate potential new adverse consequences should they arise. However, there is no assurance that we will succeed at doing so.
A potential downturn could also have a material adverse impact on our business partners’ stability and financial strength. Given the uncertainties associated with these trends in the aftermath of the COVID-19 pandemic, it is difficult to fully predict the magnitude of their effects on our, and our business partners’, business, financial condition and results of operations.
The guidance that we provide for 2022 may lack the degree of certainty that we once had in providing guidance, due to the number of variables surrounding the current macro-economic environment.
The trends associated with the current economic environment may also have the effect of amplifying many of the other risks described under the caption “Item 3. Key Information— D. Risk Factors” in our 2021 Annual Report.